UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNL AGENTS’

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N. Radnor Chester Road

Radnor, PA  19087

LNL Agents’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2022 and 2021, and For the

Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Lincoln National Corporation Benefits Committee and Plan Participants
LNL Agents’ 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the LNL Agents’ 401(k) Savings Plan (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the LNL Agents’ 401(k) Savings Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying Schedule H, line 4i ‑ schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Citrin Cooperman & Company, LLP

We have served as the Plan’s auditor since 2023.

Philadelphia, Pennsylvania
June 29, 2023

Report of Independent Registered Public Accounting Firm

To the Lincoln National Corporation Benefits Committee and Plan Participants

LNL Agents’ 401(k) Savings Plan

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the LNL Agents’ 401(k) Savings Plan (the Plan) as of December 31, 2021. In our opinion, the statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ Mitchell & Titus, LLP

Philadelphia, Pennsylvania

June 28, 2022

LNL Agents’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2022	2021
Assets
Investments:
Investments, at fair value	$176,422,731	$242,043,217
LNL investment contract, at contract value	61,140,630	65,150,778
Total investments	237,563,361	307,193,995

Notes receivable from participants	1,516,006	1,878,461
Contributions receivable from Plan Sponsor	342,136	811,754
Net assets available for benefits	$239,421,503	$309,884,210

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31, 2022
Additions
Net investment income (loss):
Net appreciation (depreciation) of investments	$(61,998,455)
Interest and dividends	4,454,307
Total net investment income (loss)	(57,544,148)

Interest income on notes receivable from participants	84,679

Contributions:
Plan Sponsor	1,410,958
Participant	4,184,751
Rollover	337,773
Total contributions	5,933,482
Total additions (negative additions)	(51,525,987)

Deductions
Benefits paid to participants	19,029,966
Administrative expenses	4,255
Total deductions	19,034,221

Net increase (decrease) before transfer of assets	(70,560,208)
Net transfers from (to) affiliated plans	97,501
Net increase (decrease)	(70,462,707)

Net Assets Available for Benefits
Beginning-of-year	309,884,210
End-of-year	$239,421,503

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

1.   Description of the Plan

The following description of the LNL Agents’ 401(k) Savings Plan (the “Plan”) is a summary only; a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources.  The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended periodically in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL” or the “Plan Sponsor”), Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York.

Contributions

Participants are permitted to make pre-tax contributions or elect to reduce their eligible compensation, as defined by the Plan, to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings (15% for highly compensated agents, as defined in the Plan document), up to a maximum annual amount as determined under applicable law.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the Internal Revenue Service (“IRS”) and ERISA.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover”).

The Plan Sponsor matching contribution for eligible participants is equal to 50% (for participants who are not Agency Building General Agents) or 100% (for participants who are Agency Building General Agents) of each participant’s contributions, not to exceed 6% of eligible earnings.  Plan Sponsor matching contributions also include catch-up contributions made by participants who have attained age 50 before the end of the Plan year.  Each payroll period, the Plan Sponsor makes a non-elective contribution equal to any difference between (i) the matching contribution the Plan Sponsor would have made if a participant’s eligible earnings (net of other applicable deductions) were sufficient to make the full amount of the pre-tax and/or Roth 401(k) contributions elected by the participant for that payroll period and (ii) the actual matching contribution made by the Plan Sponsor to the participant’s Plan account based on the participant’s pre-tax and/or Roth 401(k) contributions made to the Plan for that payroll period.

In addition, the Plan Sponsor makes a true-up contribution on behalf of any participant whose aggregate matching contributions and, if applicable, non-elective contributions made by the Plan Sponsor during the Plan year are less than 50% (for participants who are not Agency Building General Agents) or 100% (for participants who are Agency Building General Agents) of that participant’s pre-tax and/or Roth 401(k) contributions for the Plan year not in excess of 6% of such participant’s eligible earnings for that Plan year (the “target amount”).  The amount of the true-up contribution made by the Plan Sponsor is an amount which, when added to the matching and non-elective contributions made by the Plan Sponsor to the participant’s Plan account for the Plan year, will equal the target amount.

Finally, the Plan Sponsor may contribute an additional discretionary matching contribution, up to a maximum of 50%, to eligible participants who are not Agency Building General Agents.  The Plan Sponsor discretionary match is an amount determined by the sole discretion of LNL’s Board of Directors.  In order to receive the discretionary matching contribution, participants must have an agent relationship with LNL or an affiliate as of the last day of the year or have died, retired or became disabled during the year.  The amount of the Plan Sponsor discretionary matching contribution varies according to whether certain performance-based criteria have been met, as determined by LNL’s Board of Directors.  The Plan Sponsor made  a discretionary matching contribution of $205,877 for the year ended December 31, 2022.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan.  Plan Sponsor contributions are invested in the same manner as participant elective contributions.  The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by LNL, and LNC common stock as investment options for participants.  In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, common stock or cash and invested cash.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Plan Sponsor contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ contributions and earnings thereon are fully vested at all times.  Plan Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
<2	0%
2-3	50%
3 or more	100%

Regardless of years of service, a participant’s unvested interest in their Plan Sponsor contributions shall become fully vested if the participant’s service terminates due to death, disability, or on or after attainment of normal retirement age (60 and five years of service).

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Plan Sponsor contributions or pay administrative expenses of the Plan.  During the year ended December 31, 2022, forfeitures of $4,255 were used to pay administrative expenses of the Plan.  As of December 31, 2022 and 2021, unallocated forfeitures were $2,037 and $4,410, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  An origination fee of $50 is deducted from the loan amount when participants take out a loan from their account.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Principal and interest are paid ratably through payroll deductions.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Participants may have two notes outstanding at any given time.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.25% to 9.25% with maturities through 2041 as of December 31, 2022.

Benefit Payments

Upon termination, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

The Plan allows for in-service withdrawals.  The Plan also allows for hardship withdrawals from a participant’s pre-tax contributions and Roth 401(k) contributions.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition

The Plan’s investments are primarily reported at fair value, with the exception of the Plan’s fully benefit-responsive investment contract that is reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit loss has been recorded as of December 31, 2022 and 2021.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan document.

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.  Actual results may differ from those estimates.  Any adjustments applied to estimated amounts are recognized in the year such adjustments are determined.

3.   Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification (“ASC”) 820, which are carried at fair value on a recurring basis in the financial statements.  ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of the three levels based on the priority of inputs used in the valuation.  Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.  The three levels are defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2:  Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3:  Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Valuation Methodologies for Investments at Fair Value

Mutual Funds

Mutual funds are valued at the net asset value (“NAV”) reported in the active market where the fund is traded on a daily basis.

LNC Common Stock

LNC common stock is valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

Brokerage Account

The brokerage account consists primarily of mutual funds, common stock, and cash and invested cash, which are valued similar to the respective valuation methodologies as disclosed above.

Collective Investment Trusts

Collective investment trusts’ fair values are determined by the administrator of the trust using the NAV as a practical expedient.  There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2022 and 2021.  There were no transfers into or out of Level 3 for the years ended December 31, 2022 and 2021.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date.  There have been no changes in valuation methodologies during the years ended December 31, 2022 and 2021.

The following summarizes investment information measured at fair value on a recurring basis by the fair value hierarchy levels as described above:

	As of December 31, 2022
	Quoted Prices
	in Active	Significant
	Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total
Mutual funds	$33,973,615	$-	$33,973,615
LNC common stock	16,141,961	-	16,141,961
Cash and invested cash	-	480,724	480,724
Brokerage account	13,190,126	1,707,520	14,897,646
Total investments measured at fair value	$63,305,702	$2,188,244	65,493,946
Collective investment trusts at NAV *			110,928,785
Total investments, at fair value			$176,422,731

		As of December 31, 2021
		Quoted Prices
		in Active	Significant
		Markets for	Observable
		Identical Assets	Inputs
		(Level 1)	(Level 2)	Total
	Mutual funds	$50,798,234	$-	$50,798,234
	LNC common stock	31,282,276	-	31,282,276
	Cash and invested cash	-	829,207	829,207
	Brokerage account	17,319,986	1,929,671	19,249,657
	Total investments measured at fair value	$99,400,496	$2,758,878	102,159,374
	Collective investment trusts at NAV *			139,883,843
	Total investments, at fair value			$242,043,217

*	In accordance with Subtopic 820-10, certain investments that were measured at net value per share (or its equivalent) have not been
	classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair
	value hierarchy to the line item presented in the Statements of Net Assets Available for Benefits.

4.   LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value on the Statements of Net Assets Available for Benefits.  Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.  Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.  Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other investment options.  There is no event that is probable that limits the ability of the Plan to transact at less than contract value with LNL.  There are also no events or circumstances that are probable that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

5.   Income Tax Status

The Plan received a determination letter from the IRS dated September 7, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended.  However, the Plan Administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2022, there were no uncertain tax positions taken or expected to be taken.  The Plan recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

6.   Related Party and Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Lincoln Financial Group Trust Company, Inc. (“LFGTC”), Lincoln Retirement Services Company, LLC (“LRSC”), Matrix Trust Company and TD Ameritrade.  LFGTC is the Plan’s Trustee; LRSC, an affiliate of LNC, is the recordkeeper for the Plan; Matrix Trust Company is the custodian for shares of LNC common stock and TD Ameritrade is the custodian of the brokerage account assets.  Therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LFGTC and LRSC for its services provided to the Plan were paid by LNC.

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.  Total interest income from the LNL investment contract was $1,893,613 for the year ended December 31, 2022.

As of December 31, 2022 and 2021, LFGTC held approximately 3,477,000 and 2,478,000 shares of LNC common stock, respectively, in the Lincoln Stock Fund, of which 15% and 18%  were the Plan’s pro-rata share, respectively.  For the year ended December 31, 2022, dividend income in the Lincoln Stock Fund was approximately $4,617,000, of which 18% was the Plan’s pro-rata share.

7.   Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is dependent upon the investments selected by participants.  The Plan’s investments in LNC common stock and the LNL investment contract represented 7% and 26% of the Plan’s net assets, respectively, as of December 31, 2022, and 10% and 21% of the Plan’s net assets, respectively, as of December 31, 2021.

Supplemental Schedule

LNL Agents’ 401(k) Savings Plan

Plan Number: 006

EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	Including Maturity Date,
	Lessor or	Rate of Interest,	Cost	Current
	Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$30,167,912
	Delaware Foundation	Small Cap Value Fund R-6		3,805,703
	Total mutual funds			33,973,615

	Collective investment trusts:
	Acadian Asset Management	All Country World/ex U.S. Equity		10,601,074
	Macquarie Investment Management	Large Cap Value Trust		18,910,193
	Macquarie Investment Management	Smid Cap Growth Trust		10,079,642
	Macquarie Investment Management	Diversified Income Trust Class B		7,073,845
	MFS	International Growth Fund		10,546,608
	PIMCO	Diversified Real Asset Collective Trust		1,807,767
	State Street Global Advisors Ltd.	Target Retirement Income Fund Class M		8,184,620
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund Class M		4,856,623
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund Class M		5,081,126
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund Class M		6,970,679
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund Class M		1,845,315
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund Class M		1,562,621
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund Class M		1,174,966
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund Class M		1,338,032
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund Class M		391,851
	State Street Global Advisors Ltd.	Target Retirement 2060 Fund Class M		880,011
	State Street Global Advisors Ltd.	Target Retirement 2065 Fund Class M		917,377
	State Street Global Advisors Ltd.	Global Equity All Cap/ex U.S. Index Fund		1,727,846
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		5,043,083
	State Street Global Advisors Ltd.	S&P 500 Index Non Lending Series Fund Class K		10,912,975
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		1,022,531
	Total collective investment trusts			110,928,785

*	LNC	Common stock		16,141,961

*	LNL	Investment contract - at contract value		61,140,630

*	Matrix Trust Company	Cash and invested cash		480,724

*	TD Ameritrade	Brokerage account		14,897,646

*	Participant loans	Maturing through February 2041, interest
		rates ranging from 4.25% to 9.25%	$-	1,516,006
				$239,079,367

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

See Report of Independent Registered Public Accounting Firm

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the LNL Agents’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNL Agents’ 401(k) Savings Plan
By: /s/ Jonmichael Daly
Date: June 29, 2023	Jonmichael Daly, Chair, Lincoln National
Corporation Benefits Committee